                        Assumption and Release Agreement

      This agreement is made effective April 26, 2001, among Quality Products, Inc., a Delaware corporation ("QPI"), Columbus Jack Corporation, an Ohio corporation and wholly-owned subsidiary of QPI ("CJC"), Dennis B. Mellman ("Mr.
D. Mellman"), and P. Kim Packard ("Mr. Packard").

                             Background Information

      A. Mr. D. Mellman and Mr. Packard have entered into a Stock Purchase Agreement dated the same date as this agreement (the "Packard Share Purchase Agreement") pursuant to which Mr. D. Mellman has purchased from Mr. Packard all of the Packard Shares (as defined in the Packard Share Purchase Agreement) for a purchase price equal to $104,000, of which $44,000 was paid on the date hereof and the remaining $60,000 is to be paid in five installments of $12,000 each on December 31, 2002, 2003, 2004, 2005, and 2006, respectively (the "Packard Deferred Payments").

      B. Mr. D. Mellman and QPI have entered into a Stock Purchase Agreement dated the same date as this agreement (the "Mellman Share Purchase Agreement") pursuant to which QPI has purchased from Mr. D. Mellman all of the D. Mellman Shares (as defined in the Mellman Share Purchase Agreement), including the Packard Shares, for a purchase price which includes five installments of $162,000 each on December 31, 2002, 2003, 2004, 2005, and 2006, respectively
(the "Mellman Deferred Payments").

                             Statement of Agreement

      QPI, CJC, Mr. D. Mellman, and Mr. Packard acknowledge the foregoing Background Information and hereby agree as follows:

      ss.1. Assumption by QPI and CJC. QPI and CJC, jointly and severally, hereby assume all of Mr. D. Mellman's obligations arising after the date hereof under the Packard Share Purchase Agreement, including without limitation the obligations to make the Packard Deferred Payments as and when provided in the Packard Share Purchase Agreement (collectively, the "Obligations"). Furthermore, QPI and CJC shall, jointly and severally, indemnify and hold Mr. D. Mellman harmless from and against any and all Damages (as defined in the Mellman Share Purchase Agreement) asserted against, resulting to, imposed upon, or incurred or suffered by Mr. D. Mellman, directly or indirectly, as a result of or arising from the failure by QPI or CJC to fulfill the Obligations.

      ss.2. Release of Mr. D. Mellman. Mr. Packard hereby releases Mr. D. Mellman fully and completely from the Obligations.

      ss.3. Reduction of Mellman Deferred Payments. Mr. D. Mellman hereby agrees that each Mellman Deferred Payment shall be reduced by $12,000 (from $162,000 to $150,000).

      ss.4. Governing Law. All questions concerning the validity or meaning of this agreement or relating to the rights and obligations of the Parties with respect to performance under this agreement shall be construed and resolved under the laws of the State of Ohio.

      ss.5. Captions. The captions of the various sections of this agreement are not part of the context of this agreement, are only labels to assist in locating those sections, and shall be ignored in construing this agreement.

      ss.6. Successors. This agreement shall be binding upon, inure to the benefit of, and be enforceable by and against the respective successors and assigns of each Party.

QUALITY PRODUCTS, INC.

By _________________________________      ____________________________________
       Bruce Weaver, President            DENNIS B. MELLMAN


COLUMBUS JACK CORPORATION

By _________________________________      ____________________________________
       Bruce Weaver, President            P. KIM PACKARD


                                       -2-